Exhibit 16.1

June 30, 2015

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read item 4.01 of Form 8-K dated June 25, 2015, of Xenetic Biosciences, Inc. and are in agreement with the first sentence of the first paragraph, the second, third, fourth, fifth and seventh paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Ernst & Young LLP